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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

XA, Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
87162D 10 2
(CUSIP Number)
Frank Goldstin
3800 North Lake Shore Drive
Chicago, Illinois 60613

with a copy to:

Brian T. May
Mayer, Brown, Rowe & Maw LLP
71 South Wacker Drive
Chicago, Illinois 60606
(312) 782-0600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
May 23, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	872364Y108

1	NAMES OF REPORTING PERSONS: Frank Goldstin

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

United States

	7	SOLE VOTING POWER:

NUMBER OF		414,552

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		N/A

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,503,032

WITH	10	SHARED DISPOSITIVE POWER:

N/A

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,503,032

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

39.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

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Item 1. Security and Issuer.
     This Amendment No. 2 hereby amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission on December 8, 2003, as amended by Amendment No. 1 to Schedule 13D originally filed with the Securities and Exchange Commission on August 10, 2004 (the “Original Statement” and, as it may be amended hereby from time to time hereafter, the “Statement”) by Frank Goldstin with respect to the Common Stock, $0.001 par value (the “Common Stock”), of XA, Inc., a Nevada corporation (the “Issuer”). Unless otherwise indicated herein, terms used but not defined in this Amendment No. 2 shall have the respective meanings herein as are given to such terms in the Original Statement. The principal executive offices of the Issuer are located at 875 North Michigan Avenue, Suite 2626, Chicago, Illinois 60611.
Item 2. Identity and Background
(a)-(c) This Amendment No. 2 to Schedule 13D is being filed by Frank Goldstin whose address is 3800 North Lake Shore Drive, Chicago, Illinois 60613. Mr. Goldstin is the former chief executive officer and a former director of the Issuer.
(d)-(e) During the last five years, Mr. Goldstin: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Mr. Goldstin is a citizen of the United States.
Item 5. Interest in Securities of the Issuer
     Item 5 of the Statement is hereby amended and restated as follows:
(a) Frank Goldstin beneficially owns 1,503,032 shares of Common Stock, $0.001 par value, of the Issuer. The shares of Common Stock beneficially owned by Mr. Goldstin constitute approximately 39.8% of the total number of shares of Common Stock of the Issuer, based upon 3,777,250 shares of Common Stock outstanding as of May 10, 2006.
(b) Mr. Goldstin has the sole power to vote or to direct the vote of 414,552 shares of Common Stock, and the sole power to dispose of 1,503,032 shares of Common Stock.
(c) Mr. Goldstin sold 10,000 shares of Common Stock for $0.43 per share on April 28, 2006 and he sold 10,000 shares of Common Stock for $0.44 per share on May 1, 2006, each as disclosed on a Form 4, Statement of Changes in Beneficial Ownership, filed with the Securities and Exchange Commission on May 1, 2006.
(d) No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the securities beneficially owned by Mr. Goldstin.

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(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Item 6 of the Statement is hereby amended and restated as follows:
     Mr. Goldstin is a party to a voting agreement dated July 26, 2004 with Joseph Wagner, the chief executive officer and a director of the Issuer, pursuant to which Mr. Wagner has the right to vote 544,240 shares of Common Stock held by Mr. Goldstin. Mr. Goldstin is also a party to a voting agreement dated July 26, 2004 with Jean Wilson, the chief operating officer and a director of the Issuer, pursuant to which Ms. Wilson has the right to vote 544,240 shares of Common Stock held by Mr. Goldstin. Each of these voting agreements terminates December 31, 2009.
     Mr. Goldstin and the Issuer are parties to a Leakout Agreement, dated February 17, 2005 (the “Original Leakout Agreement”), pursuant to which the Issuer and Mr. Goldstin agreed that, subject to the terms and conditions set forth therein (including certain exclusionary periods corresponding to the dates on which the Issuer’s quarterly reports and annual reports are due to be filed with the Securities and Exchange Commission), Mr. Goldstin shall be entitled to sell or otherwise transfer 10,000 shares of Common Stock each month the Original Leakout Agreement is in effect. The Original Leakout Agreement expires February 17, 2007.
     Mr. Goldstin and each of Mr. Wagner and Ms. Wilson obtained from the Issuer one share of the Issuer’s Series A Preferred Stock in December 2004. The three shares of Series A Preferred Stock of the Issuer have the right, voting in the aggregate, to vote on all shareholder matters equal to fifty-one percent (51%) of the total vote of the Common Stock of the Issuer.
     Pursuant to an agreement dated May 23, 2006, Mr. Goldstin sold his share of Series A Preferred Stock to the Issuer for $7,500. Mr. Goldstin and the Issuer also entered into an Amended Leakout Agreement, dated as of May 23, 2006 (the “Amended Leakout Agreement”), pursuant to which the Issuer and Mr. Goldstin agreed that Mr. Goldstin shall be entitled to sell or otherwise transfer 25,000 shares of Common Stock each month the Original Leakout Agreement remains in effect and that, at the request of Mr. Goldstin, the Issuer shall permit a one-time block trade of up to 250,000 shares of Common Stock, which approval shall not be unreasonably withheld.
Item 7. Material to be Filed as Exhibits
     Item 7 of the Statement is hereby amended as follows:
     Exhibit 99.1  Leakout Agreement dated as of February 17, 2005.
     Exhibit 99.2  Amended Leakout Agreement, dated as of May 23, 2006.

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SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.
Date: June 1, 2006

/s/ Frank Goldstin
Frank Goldstin, individually

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